UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                January 31, 2003

                             WESTERN OIL SANDS INC.
             (Exact name of registrant as specified in its charter)


                         Suite 2400, Ernst & Young Tower
                             440 Second Avenue S.W.
                        Calgary, Alberta, Canada T2P 5E9
                                 (403) 223-1700
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F         [_]          Form 40-F       [X]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes               [_]          No              [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On January 30, 2003, Western Oil Sands Inc. filed a Final Short Form Prospectus offering 2,050,000 shares of its Class A Common Shares. A copy of the final short form prospectus is attached hereto as Exhibit 99.1.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   WESTERN OIL SANDS INC.

                                   By:  /s/ David A. Dyck
                                        ---------------------------------------
                                        Name:   David A. Dyck
                                        Title:  Vice President, Finance and
                                                Chief Financial Officer


Date:  January 31, 2003

                                  EXHIBIT INDEX


         EXHIBIT NO.                DESCRIPTION
         -----------                -----------

         99.1 Final Short Form Prospectus offering 2,050,000 shares of Class A Common Shares of Western Oil Sands Inc.